Filed by Rockwell Collins, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Rockwell Collins, Inc.

Subject Company: B/E Aerospace, Inc.

SEC File No.: 0-18348

SEC File No. of

Registration Statement on Form S-4 filed by

Rockwell Collins, Inc.: 333-214774

Date: December 22, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 16, 2016

Rockwell Collins, Inc.

(Exact name of Registrant as specified in its charter)

Delaware		52-2314475
(State or other jurisdiction		(I.R.S. Employer
of incorporation)		Identification Number)

400 Collins Road NE
Cedar Rapids Iowa	001-16445	52498
(Address of principal	(Commission File No.)	(Zip Code)
executive office)

Registrant’s telephone number, including area code: (319) 295-1000

(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into Material Definitive Agreements.

On December 16, 2016, Rockwell Collins, Inc. (the “Company,” “we” or “us”) entered into three credit agreements: a $4,350,000,000 senior unsecured bridge credit agreement among us, the lenders listed therein and JPMorgan Chase Bank, N.A., as administrative agent (the “Bridge Credit Agreement”); a $1,500,000,000 senior unsecured three-year delayed draw term loan credit agreement among us, the lenders listed therein and JPMorgan Chase Bank, N.A., as administrative agent (the “Term Loan Credit Agreement”); and a $1,500,000,000 senior unsecured five-year revolving credit agreement among us, the lenders listed therein and JPMorgan Chase Bank, N.A., as administrative agent (the “Five-Year Credit Agreement,” and collectively with the Bridge Credit Agreement and the Term Loan Credit Agreement, the “Credit Agreements”).

The obligation of each lender under the Bridge Credit Agreement (each, a “Bridge Lender”) to make its loan thereunder (each, a “Bridge Loan”) is subject to the satisfaction or waiver of certain conditions, including the consummation of the acquisition by the Company of B/E Aerospace, Inc. (“B/E”) substantially concurrently with the funding of the Bridge Loans. The commitments of the Bridge Lenders will be reduced on a dollar-for-dollar basis with the net proceeds of certain equity and debt issuances. In addition, the Bridge Loans will be required to be prepaid with the net proceeds of certain equity and debt issuances and asset sales, subject to certain reinvestment rights with respect to asset sale proceeds. The commitments of the Bridge Lenders will terminate upon the earlier of (i) the borrowing of the Bridge Loans and (ii) the earlier of (x) the date on which the Agreement and Plan of Merger, dated as of October 23, 2016, among us, B/E and Quarterback Merger Sub Corp. (the “Merger Agreement”) is terminated or expires and (y) 5:00 p.m. (New York City time) on October 21, 2017. Once borrowed, any Bridge Loans made and subsequently repaid or prepaid may not be reborrowed. The outstanding principal amount of the Bridge Loans, together with accrued and unpaid interest, is due and payable on the maturity date of the Bridge Credit Agreement, which is the date that is 364 days after the funding date of the Bridge Loans (such funding date, the “Bridge Closing Date”).

The obligation of each lender under the Term Loan Credit Agreement (each, a “Term Loan Lender”) to make its loan thereunder (each, a “Term Loan”) is subject to the satisfaction or waiver of certain conditions, including the consummation of the acquisition by the Company of B/E substantially concurrently with the funding of the Term Loans. The commitments of the Term Loan Lenders will terminate upon the earlier of (i) the borrowing of the Term Loans and (ii) the earlier of (x) the date on which the Merger Agreement is terminated or expires and (y) 5:00 p.m. (New York City time) on October 21, 2017. Once borrowed, any Term Loans made and subsequently repaid or prepaid may not be reborrowed. The Term Loans are required to be repaid in quarterly installments of 2.50% of the aggregate principal amount of the Term Loans made on the funding date of the Term Loans (such funding date, the “Term Loan Closing Date”), and the outstanding principal amount of the Term Loans, together with accrued and unpaid interest, is due and payable on the maturity date of the Term Loan Credit Agreement, which is the date that is three years after the Term Loan Closing Date.

The obligation of each lender under the Five-Year Credit Agreement (each, a “Revolving Lender”) to make revolving loans thereunder (each, a “Revolving Loan”) is subject to the satisfaction or waiver of certain conditions. We may borrow and reborrow Revolving Loans until the termination date with respect to the Five-Year Credit Agreement, which is the date that is five years from the date of the Five-Year Credit Agreement, which may be extended by up to two one-year periods if requested by us and subject to agreement by the extending Revolving Lenders and the satisfaction of certain other terms and conditions. The outstanding principal amount of the Revolving Loans, together with accrued and unpaid interest, is due and payable on such termination date (as extended, if applicable). We may utilize up to $300,000,000 of the commitments under the Five-Year Credit Agreement to obtain letters of credit from the issuing lenders under the Five-Year Credit Agreement. A portion of the commitments under the Five-Year Credit Agreement equal to $300,000,000 will not be available to us unless and until the acquisition of B/E is consummated, and such portion of the commitments will terminate if the acquisition does not occur on or prior to the earlier of (x) the date on which the Merger Agreement is terminated or expires and (y) 5:00 p.m. (New York City time) on October 21, 2017. Upon the entry by us into the Five-Year Credit Agreement, our existing 364-Day Credit Agreement, dated as of February 5, 2016, and our existing Five-Year Credit Agreement, dated as of September 24, 2013, were terminated.

Bridge Loans bear interest at variable rates (based on the ratings of our senior unsecured long-term debt securities) equal to, at our election, (1) for each base rate loan, the sum of the base rate plus the applicable base rate margin under the Bridge Credit Agreement, which ranges from, initially, 0.125% to 0.50%, or (2) for each euro-dollar loan, the sum of the London Interbank Offered Rate for deposits in dollars with a maturity comparable to the interest period selected by us plus the applicable euro-dollar margin under the Bridge Credit Agreement, which ranges from, initially, 1.125% to 1.50%. The applicable base rate margin and the applicable euro-dollar margin under the Bridge Credit Agreement will increase 0.25% every 90 days from the Bridge Closing Date. Until the Bridge Closing Date, undrawn commitment fees will accrue beginning January 21, 2017 at variable rates (based on the ratings of our senior unsecured long-term debt securities) ranging from 0.125% to 0.20%. In addition, duration fees will be payable 90, 180 and 270 days after the Bridge Closing Date at 0.50%, 0.75% and 1.00%, respectively, of the aggregate principal amount of the Bridge Loans outstanding on such dates.

Term Loans bear interest at variable rates (based on the ratings of our senior unsecured long-term debt securities) equal to, at our election, (1) for each base rate loan, the sum of the base rate plus the applicable base rate margin under the Term Loan Credit Agreement, which ranges from 0.00% to 0.75%, or (2) for each euro-dollar loan, the sum of the London Interbank Offered Rate for deposits in dollars with a maturity comparable to the interest period selected by us plus the applicable euro-dollar margin under the Term Loan Credit Agreement, which ranges from 1.00% to 1.75%. Until the Term Loan Closing Date, undrawn commitment fees will accrue beginning on December 16, 2016, at variable rates (based on the ratings of our senior unsecured long-term debt securities) ranging from 0.09% to 0.25%.

Revolving Loans bear interest (x) at variable rates (based on the ratings of our senior unsecured long-term debt securities) equal to, at our election, (1) for each base rate loan, the sum of the base rate plus the applicable base rate margin under the Five-Year Credit Agreement, which ranges from 0.00% to 0.50%, or (2) for each euro-dollar loan, the sum of the London Interbank Offered Rate for deposits in dollars with a maturity comparable to the interest period selected by us plus the applicable euro-dollar margin under the Five-Year Credit Agreement, which ranges from 0.91% to 1.50%, or (y) at fixed or variable rates determined based on competitive bid mechanics specified in the Five-Year Credit Agreement. A facility fee will also accrue on the aggregate commitment under the Five-Year Credit Agreement at variable rates (based on the ratings of our senior unsecured long-term debt securities) ranging from 0.09% to 0.25%.

With respect to each Credit Agreement, the base rate equals the highest of (a) the prime rate, (b) the federal funds effective rate (or the overnight bank funding rate, if greater) plus ½ of 1% or (c) the sum of 1% plus the London Interbank Offered Rate for deposits in dollars with a one-month maturity. We elect the basis of the interest rate (base rate, euro-dollar or, with respect to the Five-Year Credit Agreement, competitive bid rate) at the time of each borrowing and may elect to change the interest rate basis from time to time. Any overdue principal of or interest on any euro-dollar loan under any of the Credit Agreements bears interest, payable on demand, for each day until paid at a rate per annum equal to the sum of 2% plus the applicable euro-dollar margin under the applicable Credit Agreement for such loan plus the London Interbank Offered Rate applicable to the interest period for such loan.

In addition to the conditions described above, each of the Credit Agreements contains, among other things, conditions precedent, covenants, representations and warranties and events of default customary for facilities of this type. Such covenants include certain restrictions on incurrence of secured indebtedness, consolidations and mergers, sales of assets and sale and lease-back transactions, subject to certain exceptions. Each Credit Agreement also includes a covenant under which we would be in default if our consolidated debt to total capitalization ratio were to exceed, initially, 68%, subject to reduction to 65% under the Term Loan Credit Agreement and the Five-Year Credit Agreement on the earlier of (x) the date that is 45 days following the day (if any) upon which the Merger Agreement is terminated in accordance with the terms thereof and (y) the last day of the fourth full fiscal quarter following the closing of the acquisition of B/E (if any); provided that this ratio excludes the accumulated other comprehensive loss equity impact related to defined benefit retirement plans. Events of default under each of the Credit Agreements include bankruptcy or insolvency events with respect to us, failure to pay any principal when due, failure to pay interest or other amounts payable within 10 days of the due date, failure to comply with covenants, breach of representations or warranties in any material respect, or non-payment or acceleration of other material debt of the Company and our subsidiaries.

The foregoing summary of the Credit Agreements does not purport to be a complete description of their terms and conditions and is qualified by the full text of the Bridge Credit Agreement, the Term Loan Credit Agreement, and the Five-Year Credit Agreement attached hereto as Exhibits 10.1, 10.2, and 10.3, respectively, and incorporated herein by reference. The Credit Agreements have been attached to provide investors with more complete information regarding the terms and conditions of the Credit Agreements.

From time to time, we and the lenders under the Credit Agreements (or affiliates of the lenders) may engage in other transactions, including arrangements under which a lender or an affiliate of the lender participates in interest rate or foreign exchange swap or hedging arrangements with us, serves as agent or placement agent for or purchaser or underwriter of commercial paper or other debt securities issued by us, provides cash management or commercial banking services to us, provides lines of credit to us or our affiliates, manages our pension fund assets, is custodian for our employee benefit plan trusts, provides advisory services in connection with merger and acquisition situations or assists in executing share repurchases for us. Several of the banks participating in these Credit Agreements, or their affiliates, also participated in our existing 364-Day Credit Agreement, dated as of February 5, 2016, and our existing Five-Year Credit Agreement, dated as of September 24, 2013, as well as our issuance of senior unsecured notes on several occasions in recent years. In addition, an affiliate of Wells Fargo Bank, N.A. (a lender under each of the Credit Agreements) is the transfer agent for our common stock.

Item 9.01.                                                     Financial Statements and Exhibits.

(d)                             Exhibits

10.1                    Bridge Credit Agreement, dated as of December 16, 2016, among us, the lenders listed therein and JPMorgan Chase Bank, N.A., as administrative agent.

10.2                    Term Loan Credit Agreement, dated as of December 16, 2016, among us, the lenders listed therein and JPMorgan Chase Bank, N.A., as administrative agent.

10.3                    Five-Year Credit Agreement, dated as of December 16, 2016, among us, the lenders listed therein and JPMorgan Chase Bank, N.A., as administrative agent.

FORWARD-LOOKING STATEMENTS

This communication contains statements, including statements regarding certain projections, business trends, and the proposed acquisition of B/E Aerospace that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to the financial condition of our customers and suppliers, including bankruptcies; the health of the global economy, including potential deterioration in economic and financial market conditions; adjustments to the commercial OEM production rates and the aftermarket; the impacts of natural disasters and pandemics, including operational disruption, potential supply shortages and other economic impacts; cybersecurity threats, including the potential misappropriation of assets or sensitive information, corruption of data or operational disruption; delays related to the award of domestic and international contracts; delays in customer programs, including new aircraft programs entering service later than anticipated; the continued support for military transformation and modernization programs; potential impact of volatility in oil prices, currency exchange rates or interest rates on the commercial aerospace industry or our business; the impact of terrorist events on the commercial aerospace industry; changes in domestic and foreign government spending, budgetary, procurement and trade policies adverse to our businesses; market acceptance of our new and existing technologies, products and services; reliability of and customer satisfaction with our products and services; potential unavailability of our mission-critical data and voice communication networks; unfavorable outcomes on or potential cancellation or restructuring of contracts, orders or program priorities by our customers; recruitment and retention of qualified personnel; regulatory restrictions on air travel due to environmental concerns; effective negotiation of collective bargaining agreements by us, our customers, and our suppliers; performance of our customers and subcontractors; risks inherent in development and fixed-price contracts, particularly the risk of cost overruns; risk of significant reduction to air travel or aircraft capacity beyond our forecasts; our ability to execute to internal performance plans such as restructuring activities, productivity and quality improvements and cost reduction initiatives; achievement of ARINC integration and synergy plans as well as our other acquisition and related integration plans; continuing to maintain our planned effective tax rates; our ability to develop contract compliant systems and products on schedule and within anticipated cost estimates; risk of fines and penalties related to noncompliance with laws and regulations including compliance requirements associated with U.S. Government work, export control and environmental regulations; risk of asset impairments; our ability to win new business and convert those orders to sales within the fiscal year in accordance with our annual operating plan; and the uncertainties of the outcome of lawsuits, claims and legal proceedings, risk that one or more closing conditions to the acquisition of B/E Aerospace, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of each of B/E Aerospace and Rockwell Collins may not be obtained; risk of unexpected costs, charges or expenses resulting from the proposed acquisition of B/E Aerospace; uncertainty of the expected financial performance of the combined company following completion of the proposed acquisition of B/E Aerospace; failure to realize the anticipated benefits of the proposed acquisition of B/E Aerospace, including as a result of delay in completing the proposed transaction or integrating the businesses of Rockwell Collins and B/E Aerospace; risk to the ability of the combined company to implement its business strategy; risk of an occurrence of any event that could give rise to termination of the merger agreement; risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability as well as other risks and uncertainties, including but not limited to those detailed herein and from time to time in our Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof and the company assumes no obligation to update any forward-looking statement.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Rockwell Collins has filed with the SEC a registration statement on Form S-4 (SEC File No. 333-214774) that includes a preliminary joint proxy statement/prospectus of Rockwell Collins and B/E Aerospace and other documents related to the proposed transaction. These materials are not yet final and will be amended. The registration statement has not been declared effective by the SEC. After the registration statement is declared effective by the SEC, Rockwell Collins and B/E Aerospace will each file with the SEC a definitive joint proxy statement/prospectus and other documents with respect to the proposed transaction and a definitive joint proxy statement/prospectus will be mailed to stockholders of Rockwell Collins and B/E Aerospace. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE JOINT PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED BY ROCKWELL COLLINS OR B/E AEROSPACE WITH THE SEC BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Rockwell Collins and/or B/E Aerospace through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Rockwell Collins with the SEC on Rockwell Collins’ internet website at http://www.rockwellcollins.com or by contacting Rockwell Collins’ Investor Relations at Rockwell Collins, 400 Collins Rd. NE, Cedar Rapids, IA 52498 or by calling (319) 295-7575. Investors and security holders will also be able to obtain free copies of the documents filed by B/E Aerospace with the SEC on B/E Aerospace’s internet website at http://www.beaerospace.com or by contacting B/E Aerospace’s Investor Relations at B/E Aerospace, Inc., 1400 Corporate Center Way, Wellington, FL  or by calling (561) 791-5000.

PARTICIPANTS IN THE SOLICITATION

Rockwell Collins, B/E Aerospace, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the directors and executive officers of Rockwell Collins is contained in Rockwell Collins’ proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on December 15, 2016. Information regarding the directors and executive officers of B/E Aerospace is contained in B/E Aerospace’s proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on April 28, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the preliminary joint proxy statement/prospectus filed with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22 , 2016	ROCKWELL COLLINS, INC.

	By:	/s/ Robert J. Perna
	Name:	Robert J. Perna
	Title:	Senior Vice President, General Counsel and Secretary

Exhibit Index

Exhibit
Number	Description

10.1 Bridge Credit Agreement, dated as of December 16, 2016, among us, the lenders listed therein and JPMorgan Chase Bank, N.A., as administrative agent.

10.2 Term Loan Credit Agreement, dated as of December 16, 2016, among us, the lenders listed therein and JPMorgan Chase Bank, N.A., as administrative agent.

10.3 Five-Year Credit Agreement, dated as of December 16, 2016, among us, the lenders listed therein and JPMorgan Chase Bank, N.A., as administrative agent.